                          INTERTAPE POLYMER GROUP INC.
                        CONSOLIDATED FINANCIAL STATEMENT
                                 MARCH 31, 2002








                     Financial Statements

                           Consolidated Earnings                   2
                           Consolidated Retained Earnings          3
                           Consolidated Cash Flows                 4
                           Consolidated Balance Sheets             5

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
Periods ended March 31,

(In thousands of US dollars, except per share amounts)

--------------------------------------------------------------------------------


                                                          2002           2001
                                                       ----------     ----------
                                                                $           $
Sales                                                     146,737        158,863
Cost of sales                                             113,321        120,089
                                                       ----------     ----------
Gross profit                                               33,416         38,774
                                                       ----------     ----------
Selling, general and administrative expenses               20,299         21,168
Severances                                                                   690
Amortization of goodwill                                                   1,743
Research and development                                      967          1,168
Financial expenses                                          8,983          8,436
                                                       ----------     ----------
                                                           30,249         33,205
                                                       ----------     ----------
Earnings before income taxes                                3,167          5,568
Income taxes - Deferred                                       348          1,392
                                                       ----------     ----------
Net earnings for the period                                 2,819          4,176
                                                       ==========     ==========
Earnings per share
       Basic                                                 0.09           0.15
                                                       ==========     ==========
       Diluted                                               0.09           0.15
                                                       ==========     ==========

Common shares
Average number of shares outstanding

CDN GAAP - Basic                                       30,155,360     27,983,417
CDN GAAP - Diluted                                     30,505,692     28,675,701
U.S. GAAP - Basic                                      30,155,360     27,983,417
U.S. GAAP - Diluted                                    30,505,692     28,675,701

================================================================================

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED RETAINED EARNINGS
Periods ended March 31,
(In thousands of US dollars)

--------------------------------------------------------------------------------


                                                               2002        2001
                                                              -------    -------
                                                                    $          $
Balance, beginning of year                                    104,567    116,966
Net earnings                                                    2,819      4,176
                                                              -------    -------
                                                              107,386    121,142
                                                              -------    -------
Premium on purchase for cancellation of common shares                        157
                                                              -------    -------
Balance, end of year                                          107,386    120,985
                                                              =======    =======


================================================================================

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED CASH FLOWS
Periods ended March 31,
(In thousands of US dollars)
--------------------------------------------------------------------------------

                                                              2002         2001
                                                            -------     -------
                                                                 $         $
OPERATING ACTIVITIES
Net earnings                                                  2,819       4,176
Non-cash items
        Depreciation and amortization                         6,618       8,040
        Future income taxes                                     348         192
                                                            -------     -------
Cash from operations before funding of changes in
non-cash working capital items                                9,785      12,408
                                                            -------     -------
Changes in non-cash working capital items
        Trade receivables                                    (2,527)      2,588
        Other receivables                                     3,087       3,345
        Inventories                                             953       1,227
        Parts & Supplies                                       (315)     (1,754)
        Prepaid expenses                                      1,051        (217)
        Accounts payable and accrued
        liabilities                                         (16,425)     (4,429)
                                                            -------     -------
                                                            (14,176)        760
                                                            -------     -------
Cash flows from operating activities                         (4,391)     13,168
                                                            -------     -------
INVESTING ACTIVITIES
Capital assets, net of investment tax credits                (2,842)    (12,286)
Other assets                                                 (2,514)     (1,230)
                                                            -------     -------
Cash flows from investing activities                         (5,356)    (13,516)
                                                            -------     -------
FINANCING ACTIVITIES
Net change in bank indebtedness                              (4,717)      2,603
Repayment of long-term debt                                 (32,727)       (547)
Issue of Common Shares                                       47,376          14
Common Shares purchased for cancellation                                   (923)
                                                            -------     -------
Cash flows from financing activities                          9,932       1,147
                                                            -------     -------
NET INCREASE IN CASH POSITION                                   185         799
Effect of foreign currency translation adjustments             (185)       (799)
                                                            -------     -------
Cash position, beginning and end of year                         --          --
                                                            =======     =======

================================================================================

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

--------------------------------------------------------------------------------

                                                                                 As at March 31       As at December 31
                                                                                 2002         2001           2001
                                                                               --------    --------   ----------------
                                                                                      $           $                  $
ASSETS
Current assets
      Trade receivables (net of allowance for doubtful accounts of $6,069
      ($882 in March 2001, $6,670 in December 2001))                             89,033      94,907             86,529
      Other receivables                                                          10,549       8,224             13,654
      Inventories                                                                69,705      87,278             70,688
      Parts and supplies                                                         11,902      11,744             11,592
      Prepaid expenses                                                            8,399       6,335              9,450
      Future income tax assets                                                    3,995      10,606              4,025
                                                                               --------    --------           --------
                                                                                193,583     219,094            195,938
Capital assets                                                                  363,039     378,956            366,567
Other assets                                                                     13,680      11,005             11,680
Goodwill, at amortized cost                                                     227,859     232,049            227,804
                                                                               --------    --------           --------
                                                                                798,161     841,104            801,989
                                                                               ========    ========           ========
LIABILITIES
Current liabilities
      Bank indebtedness                                                          23,313     129,874             28,046
      Accounts payable and accrued liabilities                                   75,058      75,001             91,507
      Instalments on long-term debt                                               7,560       9,959              8,310
                                                                               --------    --------           --------
                                                                                105,931     214,834            127,863
Long-term debt                                                                  322,687     275,702            354,663
Other liabilities                                                                 3,785       4,500              3,785
Future income tax liabilities                                                    21,878      37,020             21,588
                                                                               --------    --------           --------
                                                                                454,281     532,056            507,899
                                                                               --------    --------           --------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                                       236,872     186,143            189,496
Retained earnings                                                               107,386     120,985            104,567
Accumulated foreign currency translation adjustments                               (378)      1,920                 27
                                                                               --------    --------           --------
                                                                                343,880     309,048            294,090
                                                                               --------    --------           --------
                                                                                798,161     841,104            801,989
                                                                               ========    ========           ========

================================================================================